May 31, 2019

David Katzman
Chief Executive Officer
SmileDirectClub, Inc.
414 Union Street
Nashville, Tennessee 37219

       Re: SmileDirectClub, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 3, 2019
           CIK No. 0001775625

Dear Mr. Katzman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 Confidentially Submitted on May 3, 2019

Our Company, page 1

1. Where you discuss your potion in the direct-to-consumer clear aligner industry, balance your disclosure to clarify your position in the clear aligners market as a whole.
2. Where you mention 85% of people worldwide suffer from malocclusion, clarify the percentage portion that represent your addressable market. Also, define malocclusion here and "CRM" on page 9.
 David Katzman
FirstName LastNameDavid Katzman
SmileDirectClub, Inc.
Comapany NameSmileDirectClub, Inc.
May 31, 2019
May 31, 2019 Page 2
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FirstName LastName
3. Clarify the types of products included in your traditional orthodontic model. In this regard, does your model include both metal braces and clear aligners? Also, balance your disclosure to discuss any material disadvantages of your product compared to the traditional orthodontic model.
4. Please provide a breakdown of your calculations for your U.S. and worldwide opportunity to clarify how your addressable market calculations are representative of the markets you currently serve. For example, do your calculations reflect estimates of individuals you are currently able to treat for mild-to-moderate malocclusion or do your calculations include estimates of individuals beyond mild-to-moderate malocclusion? Also, supplementally provide the Frost and Sullivan report marked to support the relevant statements in your prospectus.
SmilePay captive financing..., page 8

5. Revise to include that your SmilePay financing option does not require a credit check as well as the delinquency rate and the subsequent reduction in revenue as disclosed on page
         30.
Implications of Being an Emerging Growth Company, page 10

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 23

7. We note your disclosure on page 119 that your chief executive officer is a consultant and provides services to several entitites on behalf of Camelot. Please provide an appropriate risk factor to disclose the number of hours per week that he devotes to your operations.
         Also address the limitations on the time and attention that he is able to devote to the company, any potential conflicts of interest faced by him as a result of such activity, and any procedures for addressing potential conflicts of interest.
8. Please provide risk factor disclosure that your dual class structure could inhibit inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
We offer a financing option..., page 32

9. We note your disclosed delinquency rate and resulting reduction in revenue as of
         December 31, 2018. Please provide the delinquency rate and resulting revenue reduction for each period presented, and discuss any delinquency rate volatility or unpredictability in recent years, given that the financing option does not require a credit check.
 David Katzman
FirstName LastNameDavid Katzman
SmileDirectClub, Inc.
Comapany NameSmileDirectClub, Inc.
May 31, 2019
May 31, 2019 Page 3
Page 3
FirstName LastName
We are subject to data privacy and security laws and regulations..., page 41

10. Please revise the last paragraph of this risk factor to discuss Canada's privacy rules.
After the completion of this offering, pursuant to the Voting Agreement..., page 45

11. Please disclose the percentage of outstanding shares that Class B holders must keep to continue to control the outcome of matters submitted to stockholders. Investors in this offering will experience immediate and substantial dilution, page 53

12. Please disclose that future issuances of Class B common stock may be dilutive to Class A stockholders.
Use of Proceeds, page 61

13. Please quantify the amount of proceeds you intend to cause SDC Financial to use for each purpose specified in the second indented paragraph.
Dilution, page 64

14. Please expand to disclose how the amounts and percentages in the table on page 65 would change assuming the exercise of all outstanding warrants and subsequent exchange of
         LLC units for Class A common stock on a one-for-one basis.
Key Business Metrics
Average sale price, page 73

15. You describe that average sale price is based on revenue from aligner orders shipped.
         Please clarify if this represents revenue as reflected under U.S. GAAP or describe how the amount was determined. In addition, provide us with a calculation supporting your average sale price for the years ended December 31, 2018 and 2017. Unique aligner order shipments, page 73

16. We note from your discussion that unique aligner order shipments were 282,729 and
         102,432 for the years ended December 31, 2018 and 2017, respectively. Additionally, we note from your timeline on page 73 that this also appears to be the number of members for the same periods. Please revise the filing to clarify the relationship between these two metrics.
17. We note under U.S. GAAP that your contracts for aligners involve the delivery and shipment of different types of aligners under one contract. To assist investor understanding, please revise to clarify, if true, that your unique aligner order shipment metric represents a single contracted customer and not individual aligners shipped.
 David Katzman
FirstName LastNameDavid Katzman
SmileDirectClub, Inc.
Comapany NameSmileDirectClub, Inc.
May 31, 2019
May 31, 2019 Page 4
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FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 76

18. Please revise your discussion to provide greater detail and quantification of the factors that caused the changes in your results of operations. For example, we note:

             Your analysis of marketing expenses is limited to a discussion of costs relative to revenues but it is not clear why your marketing and selling expenses increased by approximately $149 million.
             You cite several factors when discussing the increase in general and administrative expenses but it is not clear why your general and administrative expenses increased or how each of the factors impacted your general and administrative expenses.

         Refer to Item 303(a)(3) of Regulation S-K.
19. Please clarify the extent to which the remaining portions of your increases in revenues were due to increases in prices or the introduction of new products.
Revolving credit facility, page 80

20. We note your disclosure regarding your plan to enter into a new revolving credit facility to pay the amounts outstanding under the TCW credit facility. Briefly discuss the costs of the make-whole provision in your TCW credit facility.
Critical Accounting Policies and Estimates
Equity-based Compensation, page 82

21. We may have additional comments on your accounting for equity transactions. Once you have determined an estimated offering price, please provide us an analysis explaining the reasons for the differences between the price and the recent valuations associated with your equity transactions, including the incentive units issued since January 1, 2018.
SmileShops, page 97

22. Please provide the material terms of your agreements with CVS and Walgreens, including the parties rights and obligations, any payment provisions, and any termination provisions.
Management, page 112

23. Clarify the different financial capacities in which Mr. Wailes served at Intermedix beginning in 2012.
 David Katzman
FirstName LastNameDavid Katzman
SmileDirectClub, Inc.
Comapany NameSmileDirectClub, Inc.
May 31, 2019
May 31, 2019 Page 5
Page 5
FirstName LastName
Elements of Compensation, page 119

24. We note your disclosure that there is no discernable amount of compensation paid to Mr.
         D. Katzman for the discrete services he provided to you; however, we also note your disclosure in footnote (f) to your summary compensation table on page 122 that you paid management fees and expenses in 2017 and 2018 of $1.5 million and $3.3 million for your two named executive officers and "other Camelot consultants provided for in the
         Management Agreement." Please clarify the amount of management fees, if any, that you paid for Mr. D. Katzman's management services to you.
Security Ownership of Certain Beneficial Owners and Management, page 124

25. Revise the last paragraph on page 124 to disclose the duration of the voting agreement.
         Refer to Instruction 7 to Item 403 of Regulation S-K.
Other Related Party Transactions, page 129

26. Please identify the two former employees who are parties to the promissory notes on unitholder redemption disclosed on page 130.
Align Supply Agreement, page 130

27. Please tell us whether Align provides most or all of your oral digital imaging equipment.
Classified Board of Directors, page 135

28. Clarify your disclosure here that your Class B shareholders, pursuant to the voting agreement, will control the election of directors, and specify the terms of your stockholders agreement relating to the designation of directors by the Class B holders, including the number of directors the Class B holders may designate. Exclusive Forum, page 137

29. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum
 David Katzman
FirstName LastNameDavid Katzman
SmileDirectClub, Inc.
Comapany NameSmileDirectClub, Inc.
May 31, 2019
May 31, 2019 Page 6
Page 6
FirstName LastName
         provision in the governing documents states this clearly, or tell us how you will ensure that investors will be informed in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Report of Independent Registered Public Accounting Firm, page F-2

30. Please amend your registration statement to include a signed audit report as required by
         Rule 2-02 of Regulation S-X.
Note 1 - Summary of Significant Accounting Policies, page F-7

31. Please revise the filing to provide all of the disclosures required by ASC 310-10-50-1 through 50-34 related to your accounts receivables and SmilePay financing receivables.
         Revise to explain how you apply ASC 310-10-35-8 through 35-10 in determining the amount and timing of the recognition of losses on receivables and disclose the amount in accordance with ASC 310-10-50-4.
Basis of Presentation and Consolidation, page F-7

32. We note that you are consolidating the accounts of affiliated professional corporations in which you are the primary beneficiary. Please disclose the carrying amounts and classification of the variable interest entities' assets and liabilities. Refer to ASC 810-10-
         50-3(bb).
Revenue Recognition, page F-8

33. We note from your disclosure on page 82 that the transaction price for customers enrolling in SmilePay includes variable consideration in the form of implicit price concessions based on factors that include historical write-offs. Please address the following:
           Tell us the factors you considered in determining that collectability should be accounted for as an implicit price concession under ASC 606-10-32-7(a) and not be accounted for in accordance with ASC 310. Refer to ASC
606-10-45-4.
           Describe to us how you accounted for the significant financing component of your agreements under ASC 606-10-32-15 through 32-20.
           Disclose the methods, significant inputs and assumptions used to estimate variable consideration. Refer to ASC 606-10-50-20.
34. We note that your contracts for aligners involve the following multiple performance obligations: initial aligners, modified aligners, and refinement aligners. Please address the following:
           Clarify the time period over which customers are eligible for modified and refinement aligners.
           Disclose the methods, significant inputs, and assumptions used for allocating the transaction price to your performance obligations. Refer to ASC 606-10-50-20(c).
 David Katzman
SmileDirectClub, Inc.
May 31, 2019
Page 7
Inventories, page F-13

35. We note your disclosure that inventories are carried at the lower of cost or market value.
       Please tell us how this is consistent with ASC 330-10-35-1B, which indicates that inventories should be valued at the lower of cost or net realizable value. Alternatively, revise your disclosures to state, if true, that inventories are stated at the lower of cost or net realizable value.
Note 8 - Long-Term Debt, page F-20

36. We note the discussion on pages 78 and F-21 of restrictions and limitations on the payment of distributions by your subsidiary. Please tell us your consideration of disclosing any restrictions on this subsidiary to transfer funds to you as dividends, loans, or advances and any restricted net assets under Rule 4-08(e)(3) of Regulation S-X.
Note 15 - Segment Reporting, page F-29

37. We note your references throughout the filing to business locations in Canada and Costa
       Rica. Please revise the filing to provide the geographical area disclosures required by
       ASC 280-10-50-41.
Exhibits Index, page II-3

38. Ensure you have filed all agreements required to be filed as exhibits to your registration statement. In this regard, we note the TCW credit facility agreement disclosed on page
       80, the CVS agreement disclosed on page 97, the key licensing agreement disclosed on page 100, the unit purchase agreement disclosed on page 111, the management agreements disclosed on page 118, the restricted unit grant agreement disclosed on page
       120, the Align supply agreement and promissory note agreement disclosed on page
       130, and the stockholder agreement disclosed on page 135.
        You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Amanda Ravitz,
Assistant Director, at 202-551-3528 with any other questions.



                                                              Sincerely,
FirstName LastNameDavid Katzman
                                                              Division of
Corporation Finance
Comapany NameSmileDirectClub, Inc.
                                                              Office of
Electronics and Machinery
May 31, 2019 Page 7
cc:       David J. Goldschmidt, Esq.
FirstName LastName